Exhibit 99.3

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	10:22 06-Jun-06

RNS Number: 1081E
Wolseley PLC
06 June 2006

Wolseley Employees Savings Related Share Option Scheme 1981:

Wolseley plc confirms that following the maturity of their 3 year savings contracts, ordinary shares of 25p each in the capital of the Company were allotted on 5 June 2006 to the under-noted directors as detailed below:

Director's name	Date of grant	No. of options	Option price
		Exercised	(in pence)
R H Marchbank	19 April 2003	2,293	412p
S P Webster	19 April 2003	917	412p

As a result of the above transactions, Mr Marchbank now holds 26,454 ordinary shares and Mr Webster 50,220 ordinary shares in the capital of the Company.

FURTHER INFORMATION:

Wolseley plc

Tel: 0118 929 8700
Guy Stainer – Head of Investor Relations
Mark White – Group Company Secretary and Counsel

This information is provided by RNS
The company news service from the London Stock Exchange

END